Exhibit 99.1

Westport Announces Intention to Acquire Emer S.p.A. of Italy

~Accretive Acquisition of Global Natural Gas Systems Provider Expands Westport's Juniper Engines Business; Conference Call Being Held Today to Discuss~

VANCOUVER, June 8, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has entered into a share purchase agreement to purchase Emer S.p.A. (Emer),of Brescia, Italy for Euro 27 million (approximately US$39.6 million) through a combination of stock and cash, plus the assumption of approximately Euro 53 million (US$77.6 million) in existing net debt within Emer.

Founded in 1975, Emer is a leading fuel system provider in the compressed natural gas (CNG) and liquefied petroleum gas (LPG) industry with a significant track record in technology innovation and operations. The combined operations, under Westport's Juniper Engines business (Juniper), will offer a complete systems solution to OEMs looking to take advantage of the growing alternative fuel market.  Juniper's Italian operations, including Emer, will continue to be managed by Maurizio Grando, Managing Director.

"Juniper's vision for leadership in the CNG and LPG automotive marketplace includes providing complete systems integration for leading global OEMs," said Ian Scott, President of Juniper Engines.  "As the market leader in high pressure components, Emer provides a major element in our strategic growth plans as well as bringing world class OEM relationships, new markets, and critical mass.  We are fortunate to have Emer join the Juniper group".

Closing of the transaction is expected on or about July 1, 2011 and is subject to a number of closing conditions, including regulatory approval from the TSX, approval from Emer's syndicate, the Seller obtaining the shares of the minority shareholders and receipt of Emer's 2010 audited financial statements.

Highlights of Emer Include:

•	Leading market position in high pressure natural gas components - tank valves, filling valves, fuel lines, filters; operations ISO TS certified
•	Longstanding relationships with leading global OEMs - Tier 1 supplier and co-development partner to major OEMs including Fiat and Volkswagen
•	Established presence in key emerging markets (including Eastern Europe, India and Latin America) which are expected to be strong regions for growth
•	Access to rapidly expanding Indian market - joint venture with Minda Industries Ltd. (Minda) that supplies Suzuki Maruti, India's largest automotive OEM
•	More than 100 patents in CNG and LPG systems and components
•	High degree of automation - recent investments in automated assembly allow future investment focus in product R&D
•
Operating results for the year ended December 31, 2010 included approximately US$63 million in revenue and US$9.3 million EBITDA. With Westport's shift to calendar year end for fiscal 2011, and assuming July 1 closing, Emer revenue for the first six months through Dec 31, 2011 is expected to add approximately $31 - $34 million of revenue.

Synergies Expected with Acquisition:

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Complementary products - Emer's high pressure components will allow Juniper to provide complete engine-to-tank fuel systems (excluding the tank) allowing Juniper to offer a complete CNG system to automotive OEMs

•	Complementary markets - Emer's strength with OEMs in Italy, Germany and India complement Juniper's existing strength in China and Russia and will allow for increased cross-channel sales
•	Emer's advanced technology and integration capabilities for the CNG and LPG automotive marketplace is a strategic advantage for Juniper with existing and potential OEMs
•	Potential to realize sourcing benefits of raw materials from Emer's existing list of suppliers
•	Positions Westport to more rapidly penetrate attractive end markets, including North America

Transaction Details:

•	Total enterprise value under the terms of the acquisition agreement is approximately Euro 80 million (approximately US$117.2 million)
•
Payment of approximately Euro 27 million (~US$39.6 million) to selling shareholders in combination of cash and/or the issuance of Westport shares equal to 50%-100% of payment amount - minimum of Euro 13.5 million (approximately US$19.8 million) and up to Euro 27 million (US$39.6 million).  Percentage of payment represented by Westport shares will be determined prior to closing by the seller

•
Emer's approximately Euro 53 million (US$77.6 million) in existing debt is expected to be reduced by Euro 25 million (approximately US$36.6 million) on closing leaving Euro 28 million (approximately US$41.0) in debt going forward

•	Anticipating straightforward, rapid integration due to Juniper's existing light-duty businesses, experience and proximity to Juniper's existing facilities in Pernumia
•	Visible revenue and cost synergies achievable in near-term
•	Management intends to leverage its successful OMVL S.p.A. business and acquisition experience to accelerate Emer's global growth

J.P. Morgan Securities LLC acted as exclusive financial advisor to Westport on the transaction.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Wednesday, June 8, 2011 at 8:00am Pacific Time (11:00am Eastern Time) to discuss both the financial results for FY 2011 end March 31, 2011 and the planned acquisition of Emer. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until June 22, 2011. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as CNG, liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on light duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 07:05e 08-JUN-11